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AMERICA • ASIA PACIFIC • EUROPE

June 8, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald E. Alper

Re:	Angel Oak Mortgage, Inc.

Registration Statement on Form S-11

Filed May 19, 2021

File No. 333-256301

Dear Mr. Alper:

On behalf of Angel Oak Mortgage, Inc. (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (the “Amended Registration Statement”) relating to the Company’s proposed initial public offering, and the Company’s response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission by letter dated June 3, 2021, with respect to the Company’s registration statement on Form S-11 filed with the Commission on May 19, 2021 (the “Registration Statement”).

For the convenience of the Staff, we have reproduced the Staff’s comment in bold text and have followed the comment with the Company’s response. All references to page numbers and captions correspond to the Amended Registration Statement unless otherwise specified. Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Amended Registration Statement.

SUMMARY SELECTED FINANCIAL AND OTHER DATA, page 47

1.	We note your disclosure of core earnings which includes an adjustment for Net unrealized (gains) losses on both residential loans and commercial real estate loans which are each recorded at fair value in your financial statements. In light of those adjustments, please tell us how you determined it was appropriate to title the measure core earnings. In your consideration of this comment, you should also give consideration to the related measure core return on average equity which is disclosed on page 45 as well as other sections of your filing. Further, our understanding is that such measures are commonly used by mortgage REITs as an indicator of dividend paying ability. Please tell us if these measures are used by the registrant’s management as an indicator of the registrant’s dividend paying ability. If so, please revise your filing to disclose that purpose.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Mr. Alper

United States Securities and Exchange Commission

June 8, 2021

The Company respectfully acknowledges the Staff’s comment and has revised the title of Core Earnings and Core Return on Average Equity to Distributable Earnings and Distributable Earnings Return on Average Equity, respectively. Additionally, the Company has expanded its disclosure on pages 46 to 48, 133 to 135 and 148 to 150 of the Amended Registration Statement to reflect that Distributable Earnings and Distributable Earnings Return on Average Equity are two of many factors considered by its Board of Directors in declaring dividends and, while not a direct measure of net income, over time, the measures can be considered a useful indicator of its dividends and also meaningful to investors for that reason. As a result, the Company believes these adjustments are appropriate and helpful measures for investors.

* * *

Please do not hesitate to contact the undersigned at (212) 839-5374 with any questions you may have regarding this filing.

Very truly yours,

/s/ J. Gerard Cummins

J. Gerard Cummins

cc:	Robert Williams, Angel Oak Mortgage, Inc.
Dory Black, Angel Oak Mortgage, Inc.
Andrew S. Epstein, Clifford Chance US LLP
Jason D. Myers, Clifford Chance US LLP